WEBSAFETY, INC.

1 Hampshire Court

Newport Beach, CA 92660

August 28, 2012

Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re:	WebSafety, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed April 16, 2012
File No. 333-140378

Dear Ms. Cvrkel:

We have received your correspondence dated August 10, 2012 and we respond as follows:

Form 10-K for the Year Ended December 31, 2011

Exhibits 31.1, 31.2, 32.1 and 32.2; Section 302 and Section 906 Certifications

1.

We note that both of your Section 302 Certifications and both your Section 906 Certifications are dated April 12, 2011.  In light of the fact that this Form 10-K relates to the year ended December 31, 2011, the Certifications should be dated as of the date of filing the respective Form 10-K.  Please revise accordingly by filing an amended Form 10-K for the year ended December 31, 2011.

Response:

We have amended and filed the 10-K with the certifications dated as of the date the 10-K was filed.

Linda Cvrkel

Branch Chief

Securities and Exchange Commission

August 28, 2012

WebSafety acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Rowland W. Day II

Rowland W. Day II

Chief Executive Officer

rwd:gw